Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, North Carolina 27607

July 11, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Gary Newberry
Lynn Dicker
Division of Corporation Finance
Office of Life Sciences

Re:	Avalo Therapeutics, Inc.
Registration Statement on Form S-3
Filed June 6, 2024
File No. 333-279992

Ladies and Gentlemen:

We write this letter on behalf of our client Avalo Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filing (the “Initial Registration Statement”), as set forth in the Staff’s letter dated July 2, 2024 (the “Comment Letter”). The text of the Comment Letter has been reproduced herein in bold with our response below the numbered comments.

The Company is concurrently filing an Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”) with this letter, which addresses the Staff’s comments and updates or clarifies certain other information in the Initial Registration Statement.

Registration Statement on Form S-3
Cover Page

1.Please revise the prospectus cover page header to quantify the number of warrants being registered. Please also revise your prospectus cover page to reflect your disclosure on page 8 that the Series C non-voting convertible preferred stock and warrants are not convertible or exercisable for shares of common stock without the approval of your stockholders and therefore may not have any value.

The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Amendment to quantify the number of warrants to be registered. The Company has also disclosed on the cover page of the Amendment that stockholder approval is required for the Series C non-voting

Division of Corporation Finance
July 11, 2024
convertible preferred stock and the warrants to convert into shares of common stock, and that without such approval, both the Series C non-voting convertible preferred stock and the warrants may not have any value. Further, the Company has disclosed the number of warrants being registered in the following sections of the Amendment: Prospectus Summary (page 3), The Offering (page 9), Use of Proceeds (page 14), and the Description of Securities to be Registered (page 26).

Selling Stockholders, page 13

2.With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person(s) who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 17-21 of the Amendment to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by each selling stockholder that is a legal entity.

General

3.As you are aware, the staff is currently reviewing your Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and has issued comments in connection with that review. Please note that we will not be in a position to declare this registration statement effective until you have resolved all comments on the Form 10-K, including making conforming revisions to this S-3 with respect to any comments that also pertain to your disclosures in this registration statement.

The Company respectfully acknowledges the Staff’s comment. Please see our separate response letter submitted to the Staff on July 11, 2024 which addresses the Staff’s comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and indicates where conforming revisions have been made in the Amendment to address any comments that also pertain to the disclosures in the Initial Registration Statement.

* * * * *

Division of Corporation Finance
July 11, 2024
The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned by email at agibbons@wyrick.com or by telephone at (919) 786-4038.

Sincerely,

WYRICK ROBBINS YATES & PONTON

		By:	/s/ Andrew J. Gibbons
Andrew J. Gibbons

cc:	Dr. Garry A. Neil
Chief Executive Officer and Chairman of the Board
Avalo Therapeutics, Inc.
(gneil@avalotx.com)

Mr. Christopher Sullivan
Chief Financial Officer
Avalo Therapeutics, Inc.
(csullivan@avalotx.com)

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